news release

Zi Corporation Announces Ruling of Non-Infringement in Lawsuit launched by the Board of Regents of the University of Texas System

CALGARY, AB, May 9, 2007 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC) ("Zi" or the "Company"), a leading provider of intelligent interface solutions, today announced that a final judgment of non-infringement, in favor of the defendants, has been issued in the matter of the lawsuit filed by the Board of Regents of the University of Texas System ("UT").

On May 3, 2007, the United States District Court for the Western District of Texas issued final judgment, in favor of the defendants in the lawsuit. The action was commenced by UT in March 2005, alleging infringement of U.S. Patent No. 4,674,112 by several mobile handset manufacturers. The court has ruled that the defendants’ handsets do not infringe the UT patent. Of the defendants initially named in the suit, a few are customers of Zi Corporation, whose handsets incorporate the Company’s eZiText® software. The Company is not a named party in the action, but the Company did assume the defense of certain defendants. Given the costs involved, as a business decision, the Company settled the claims against four of its relatively minor customers and had continued to defend the action on behalf of one of its customers.

UT has 30 days from the entry of judgment to file a notice of appeal.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiType™ for keyboard prediction with auto-correction; eZiText for one-touch predictive text entry; joyZtick™ for predictive text on any device; Decuma® for predictive pen-input handwriting recognition; and Qix™ search and service discovery engine to enhance the user experience and drive service usage and adoption. The Zi product portfolio dramatically improves the usability of mobile phones, PDAs, gaming consoles and television set-top boxes and the applications on them including SMS, MMS, e-mail and Web browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on Nasdaq (ZICA) and the Toronto Stock Exchange (ZIC).

Intelligent Interface Solutions

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi’s OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation’s significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation’s ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation’s filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, eZiType, eZiText, joyZtick, Decuma and Qix are either trademarks or registered trademarks of the Zi Group of Companies. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

BCS PR
Brian Dolby / Emma Tagg
brian@bcspr.co.uk / emma@bcspr.co.uk
+44 (0) 115 948 6901

Allen & Caron Inc.
Jill Bertotti
jill@allencaron.com
+1 (949) 474 4300

Intelligent Interface Solutions